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                              September 15, 2021

       Charles H. Robbins
       Chair and Chief Executive Officer
       Cisco Systems, Inc.
       170 West Tasman Drive
       San Jose, California

                                                        Re: Cisco Systems, Inc.
                                                            Form 10-K for
Fiscal Year Ended July 31, 2021
                                                            File No. 001-39940

       Dear Mr. Robbins:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended July 31, 2021

       General

   1. We note your disclosure in your CSR report that reducing your energy use and GHG emissions is an issue
of high importance to your customers, employees, and company leadership, and is
therefore one of your top material issues. We also note that you provided more expansive
disclosure in your CSR report than you provided in your SEC
                                                        filings. Please advise
us what consideration you gave to providing the same type of climate-related
disclosure in your SEC filings as you provided in your CSR report.
       Risk Factors, page 13

   2. Disclose any material litigation risks related to climate change and the potential impact to the company.
 Charles H. Robbins
FirstName  LastNameCharles H. Robbins
Cisco Systems,  Inc.
Comapany 15,
September  NameCisco
               2021 Systems, Inc.
September
Page 2     15, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
30

3. Please discuss any material impact of pending or existing climate change-related legislation, regulations, and international accords on your business, financial condition, and results of operations.
4. In your CSR report and Environment Technical Review, you refer to climate-related projects that you have undertaken. If material, please provide additional detail regarding these projects and quantify the related capital expenditures in your SEC filing.
5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as the following:

                decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions;
                increased demand for generation and transmission of energy from alternative energy sources; and
                any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.
6. If applicable and to the extent material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:

                quantification of material weather-related damages to your property or operations;
                potential for indirect weather-related impacts that have affected or may affect your major customers; and
                any weather-related impacts on the cost or availability of insurance.
7. We note you refer to increased compliance costs related to new laws and regulations in response to climate change on pages 26-27 of your filing. If material, please quantify any such costs.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Charles H. Robbins
Cisco Systems, Inc.
September 15, 2021
Page 3

       Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Anna Abramson,
Staff Attorney, at (202) 551-4969 with any questions.




                                                          Sincerely,
FirstName LastNameCharles H. Robbins
                                                          Division of
Corporation Finance
Comapany NameCisco Systems, Inc.
                                                          Office of Technology
September 15, 2021 Page 3
cc:       Evan Sloves, Esq.
FirstName LastName